Exhibit 21


                           SUBSIDIARIES OF REGISTRANT

The registrant has the following wholly-owned subsidiaries:

     FM Precision Golf Manufacturing Corp., a Delaware corporation

     FM Precision Golf Sales Corp., a Delaware corporation

     Royal Grip, Inc., a Nevada corporation

     Royal Grip Headwear Company (formerly known as Roxxi, Inc.), a Nevada corporation, is a wholly-owned subsidiary of Royal Grip, Inc.